Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated March 16, 2007, relating to the financial statements and financial statement schedule of U-Store-It Trust and subsidiaries and Acquiport/Amsdell (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement of previously issued financial statements), and management’s report on the effectiveness of internal control over financial reporting, (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses) appearing in the Annual Report on Form 10-K of U-Store-It Trust for the year ended December 31, 2006, and to the reference to us under the heading “Experts” in the prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

March 30, 2007

Cleveland, Ohio